UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND
COMMUNICATIONS TWC.V

Media Release September 23, 2002

Analyst's report highlights TradeWind Communications' favourable investment profile.

TradeWind Communications Limited (TWC.V) commissioned the boutique research house Vantage Analysis to produce an independent report on the company. The report was prepared after a thorough review of TradeWind's messaging services, unique technology and detailed business and marketing plans.

The independent report was produced by Rafi Peer, an experienced international equities analyst, who is highly regarded for producing insightful investor reports.

Whilst the report was specifically prepared for TradeWind Communications rather than for potential retail investors, its contents provide a good insight and analysis of the company, and its attractive risk/ reward profile.

The full report can be found on the Company's website at

http://www.tradewind.com.au/Investors_analystReport.html

For the Board of Directors
/s/ Nick Bird
Chairman
Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers and service providers, new technology, management of growth, changing markets for the company's products, customer turnover, technological change, government regulation, and unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSE:TWC.V and TRDWF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX/TSE in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites: http://www.flexemessaging.com.au
http://www.tradewind.com.au
http://www.tradecentre.com.au

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2. Date of Material Change

State the date of the material change:

September 23, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

September 23, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces that it has commissioned research house Vantage Analysis to produce an independent report on the Company. The report was prepared after a thorough review of the Company's messaging services unique technology and detailed business and marketing plans.

Item 5. Full Description of Material Change

The Company commissioned the boutique research house Vantage Analysis to produce an independent report on the company. The report was prepared after a thorough review of TradeWind's messaging services, unique technology and detailed business and marketing plans.

The independent report was produced by Rafi Peer, an experienced international equities analyst, who is highly regarded for producing insightful investor reports.

Whilst the report was specifically prepared for TradeWind Communications rather than for potential retail investors, its contents provide a good insight and analysis of the company, and its attractive risk reward profile.

The full report can be found on the Company's website at
http://www.tradewind.com.au/Investors_analystReport.html

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chairman
(61 2) 9250-8888

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 23rd day of September, 2002.

/s/ Nick Bird
Nick Bird,
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  September 23, 2002

/s/ Nick Bird

Nick Bird, Chairman